Exhibit 99.1

Caesarstone Reports First Quarter 2020 Financial Results

- Revenue of $126.6 Million -
- Net Income of $2.7 Million, or $0.08 Per Share -
- Adjusted Net Income of $4.6 Million, or $0.13 Per Share -
- Adjusted EBITDA of $13.1 Million -
- $131.9 Million Cash Position with No Financial Debt -
- Withdraws Full Year 2020 Outlook Due to COVID-19 Related Demand Uncertainty -

MP MENASHE, Israel - May 6, 2020 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered quartz surfaces, today reported financial results for its first quarter ended March 31, 2020.

Yuval Dagim, Chief Executive Officer commented “Solid first quarter 2020 results reflect the focused execution and implementation of our plan. Our aggressive efforts to control costs, streamline processes, and place the right talent have allowed us to achieve strong first quarter performance. In addition, these actions have provided Caesarstone with the added financial and operational flexibility to navigate the unprecedented global impact of the COVID-19 crisis. During the quarter, we rapidly implemented necessary procedures to preserve capital and ensure continuity of operations with a safety first emphasis. However, the impact of the crisis and the evolving pandemic response efforts by local governments across our global footprint have limited our near term visibility on industry demand.”

Yuval Dagim, Chief Executive Officer continued, “In this uncertain environment, our top priority is the health and safety of our employees, partners and customers. At the same time, through our business continuity plans we have turned our immediate focus to the controllable aspects of our business to apply necessary enhancements to our cost structure and operations to mitigate an uncertain period of lower demand. That said, we remain committed to our Global Growth Acceleration Plan to improve operational inefficiencies and better align resources throughout our business over the long term. While current market challenges will delay a portion of our strategic initiatives in 2020, our long-term strategy to reignite growth is unchanged. I am very proud of our team’s achievements and have the confidence in our ability to overcome this challenging period.”

Ophir Yakovian, Chief Financial Officer, added, “We were pleased with our performance in the first quarter. We continued the positive momentum in our U.S. business while improving our production productivity and controlling costs to expand gross margin and Adjusted EBITDA year-over-year. First quarter results were encouraging despite COVID-19 related impacts that we started to experience with greater significance during the final two weeks of March. With this in mind, we understand that challenging market conditions lie ahead, evidenced by a substantial softening of demand across our global markets during the month of April. Given the lack of visibility on the overall economic impact of COVID-19, and the related effects on the demand environment, we are withdrawing our previously communicated full year 2020 financial outlook. Fortunately, our prudent efforts in recent periods to control costs, improve our operational structure, reduce inventory and manage production capacity have collectively allowed us to build a substantial cash position of $131.9 million as of March 31st with zero financial debt. At this time, we believe that we have the necessary resources and the right strategy to weather the storm and be positioned to take advantage of opportunities when the economy recovers.”

First Quarter 2020 Results

Beginning with first quarter 2020 results, the Company has modified its presentation of regional revenue reporting to align with the Company’s new organizational structure, and strategic initiatives across its global footprint. The four geographic regions comprise the Americas, Asia/Pacific (“APAC”), Europe/Middle East/Africa (“EMEA”) and Israel*.

Revenue in the first quarter of 2020 was $126.6 million compared to $128.2 million in the prior year quarter. On a constant currency basis, first quarter revenue grew by 0.5% year-over-year. Sales improvement was primarily driven by growth in the big box channel following the Company’s recent expansion into U.S. Home Depot stores, as well as core business growth in the U.S. and the EMEA region. This improvement was partly offset by softer performance mainly in the APAC region and Canada. The Company experienced an estimated adverse revenue impact of $3 million to $4 million from market related challenges due to COVID-19.

Gross margin in the first quarter improved 440 basis points to 28.8% compared to 24.4% in the prior year quarter. Adjusted gross margin in the first quarter was 28.9% compared to 25.3% in the prior year quarter. The improvement in gross margin primarily reflects improved productivity and utilization in our factories, lower raw material costs, and more favorable regional and product mix, partly offset by higher supply chain related costs and foreign exchange headwinds.

Operating income in the first quarter was $2.3 million compared to $0.6 million in the prior year quarter. The year-over-year increase mainly reflects higher gross margin partially offset by higher operating expenses.

Adjusted EBITDA, which excludes expenses for share-based compensation, legal settlements and loss contingencies and for non-recurring items, increased 13.0% to $13.1 million in the first quarter, representing a margin of 10.4%. This compares to adjusted EBITDA of $11.6 million, representing a margin of 9.1%, in the prior year quarter.

Finance income in the first quarter was $0.9 million compared to finance expenses of $0.3 million in the prior year quarter. The difference was primarily a result of the favorable impact of foreign currency exchange rates.

Net income for the first quarter was $2.7 million compared to a net loss of $0.4 million in the prior year quarter. Diluted net income per share for the first quarter was $0.08 compared to diluted net loss per share of $0.01 in the prior year quarter.  Adjusted diluted net income per share for the first quarter was $0.13 on 34.5 million shares, compared to $0.09 on a similar share count in the prior year quarter.

*Refer to the tables reconciling our prior periods presentation to the presentation pursuant to the new organizational structure included in this press release.

COVID-19 Update

Health and safety are at the core of Caesarstone’s culture as an organization. Caesarstone is following all guidelines and directives from governmental and regulatory agencies across its global operations in order to continue operating safely and responsibly, while meeting the needs of customers. In efforts to maintain a safe work environment and help contain the spread of COVID-19, the Company has transitioned to a work-from-home policy for those that are able and has suspended all non-essential employee travel and events. Caesarstone has also proactively implemented further safety and risk mitigation practices, including:

•	Educating employees on COVID-19 related symptoms and best practical protocols;
•	Regularly assessing deliveries and orders in virus “hot zones” and higher-risk geographic regions; and
•	Employing strict social distancing practices across all departments and divisions

At this time, the Company believes it has a strong financial position and the flexibility required to support its global operations during this volatile period. The Company's balance sheet as of March 31, 2020 remained strong, including cash, cash equivalents and short-term bank deposits of $131.9 million, with no financial debt. Caesarstone has also taken additional cost saving actions to further improve its balance sheet and liquidity, including:

•	Significantly limiting capital expenditures and delaying the majority of investments related to the Company’s Global Growth Acceleration Plan,
•	Optimizing working capital spend,
•	Curtailing production capacity to meet expected demand,
•	Moving a portion of the workforce to part time or reduced shifts,
•	Furloughing a portion of salaried employees and freezing hiring,
•	Reducing marketing and promotional spend,
•	Cutting non-essential expenditures, and
•	Reducing salaries of senior management and board members by 15-20% through year end, including a 20% reduction for the Company’s CEO

Caesarstone will continue to evaluate additional enhancements to strengthen its operational and financial position as necessary.

Dividend

The Company’s dividend policy provides for a quarterly cash dividend of up to 50% of reported net income on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors.  In the event that the calculated dividend is less than $0.10 per share, no dividend shall be paid. Pursuant to the Company’s dividend policy, the Company does not intend to pay a dividend for the first quarter of 2020, based on its reported net income for the period.

Outlook

The Company believes it is well prepared operationally and financially to face the unprecedented macro-economic impacts presented by the COVID-19 pandemic. Although there was only a limited adverse impact to first quarter of 2020 results, the Company began to experience significant softening of demand for its products as a result of COVID during the month of April.  Given the volatility of the ongoing crisis and the lack of visibility on the global economic impact of COVID-19, and the related effects on the demand environment, it is difficult to predict with certainty the impact of the virus on its business, operations and financial condition for the remainder of the year. The Company is therefore withdrawing its previously communicated full year 2020 financial outlook.

Webcast and Conference Call Details

The Company will host a live webcast and conference call today at 8:00 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast of the call can be accessed at ir.caesarstone.com. Due to potential extended wait times to access the conference call via dial-in, the Company encourages use of the webcast.  For those unable to access the webcast, the conference call will be accessible by dialing 1-877-407-4018 (domestic) or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone First Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 (domestic) or +1-412-317-6671 (international) and enter pass code 13702251. The replay will be available beginning at 11:00 a.m. ET on Wednesday, May 6, 2020 and will last through 11:59 p.m. ET on Wednesday, May 13, 2020.

About Caesarstone

Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered quartz surfaces used in residential and commercial buildings. Caesarstone® products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures, and finishes used in countertops, vanities, wall cladding, floors, and other interior surfaces. Marked by their inherent longevity characteristics such as non-porousness, scratch and stain resistance, and durability, the company’s product umbrella offers a highly desirable alternative to other surfaces. Strong commitment to service has fostered growing customer loyalty in over 50 countries where the five distinct Caesarstone product collections are available: Classico, Supernatural, Metropolitan, Concetto and Outdoor. For more information please visit our website: www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income to adjusted net income and net income to Adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period.

The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, expectations of the results of the Company’s business optimization initiative and its projected results of operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the impact of the COVID-19 pandemic on end-consumers, the global economy and the Company’s business and results of operations; the ability of the company to realign aspects of its business based on the business optimization initiative, the strength of the home renovation and construction sectors; intense competitive pressures; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with exposure to silica dust; manufacturing of existing products and managing required changes in production and supply chain; economic conditions within any of our key existing markets  changes in raw material prices; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Public Relations:
Caesarstone - Maya Lustig
Maya.Lustig@caesarstone.com
+ 972 54 677 8100

Investor Relations:
ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 646 277-1237

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$131,864	$139,372
Trade receivables, net	77,918	78,282
Other accounts receivable and prepaid expenses	30,951	34,066
Inventories	130,136	122,686

Total current assets	370,869	374,406

LONG-TERM ASSETS:

Severance pay fund	3,340	3,475
Other long-term receivables	2,565	3,176
Deferred tax assets, net	8,764	7,881
Long-term deposits and prepaid expenses	3,391	2,887
Operating lease right-of-use assets	73,203	72,047
Property, plant and equipment, net	205,079	204,776
Goodwill	33,100	35,218

Total long-term assets	329,442	329,460

Total assets	$700,311	$703,866

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Trade payables	52,036	53,072
Related party and other loan	2,014	2,212
Short term legal settlements and loss contingencies	26,760	28,300
Accrued expenses and other liabilities	42,925	42,782

Total current liabilities	123,735	126,366

LONG-TERM LIABILITIES:

Long-term loan and financing liability of land from a related party	7,020	7,915
Legal settlements and loss contingencies long-term	23,006	21,505
Long-term lease liabilities	64,107	64,638
Accrued severance pay	4,101	4,333
Long-term warranty provision	1,390	1,385

Total long-term liabilities	99,624	99,776

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	158,131	157,225
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive loss	(7,644)	(3,288)
Retained earnings	371,111	368,433

Total equity	476,952	477,724

Total liabilities and equity	$700,311	$703,866

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income (loss)

	Three months ended Mar 31,
U.S. dollars in thousands (except per share data)	2020	2019
	(Unaudited)

Revenues	$126,557	$128,197
Cost of revenues	90,156	96,928

Gross profit	36,401	31,269

Operating expenses:
Research and development	780	942
Marketing and selling	18,629	17,074
General and administrative	11,867	11,033
Legal settlements and loss contingencies, net	2,838	1,576

Total operating expenses	34,114	30,625

Operating income	2,287	644
Finance expenses (income), net	(869)	322

Income before taxes on income	3,156	322
Taxes on income	478	727

Net income (loss)	$2,678	$(405)

Basic net income (loss) per ordinary share	$0.08	$(0.01)
Diluted net income (loss) per ordinary share	$0.08	$(0.01)
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	34,399,916	34,366,954
Weighted average number of ordinary shares used in computing diluted income (loss) per ordinary share	34,448,505	34,366,954

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Three months ended Mar 31,
U.S. dollars in thousands	2020	2019
	(Unaudited)
Cash flows from operating activities:

Net income (loss)	$2,678	$(405)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,115	6,763
Share-based compensation expense	906	1,052
Accrued severance pay, net	(86)	2
Changes in deferred tax, net	(1,060)	(520)
Capital loss (gain)	17	(17)
Legal settlements and loss contingencies, net	2,838	1,576
Increase in trade receivables	(3,075)	(1,647)
Decrease (increase) in other accounts receivable and prepaid expenses	2,268	(1,816)
Decrease (increase) in inventories	(11,737)	11,069
Increase (decrease) in trade payables	2,009	(10,117)
Increase (decrease) in warranty provision	52	(94)
Changes in right of use assets	2,576	(71,987)
Changes in lease liabilities	(515)	73,414
Increase (decrease) in accrued expenses and other liabilities including related party	(580)	143

Net cash provided by operating activities	3,406	7,416

Cash flows from investing activities:

Purchase of property, plant and equipment	(8,500)	(6,276)
Proceeds from sale of property, plant and equipment	8	29
Decrease (increase) in long term deposits	(731)	7

Net cash used in investing activities	(9,223)	(6,240)

Cash flows from financing activities:

Changes in short-term bank credit and loans, net	(459)	(7,771)
Repayment of a financing leaseback related to Bar-Lev transaction	(305)	(293)

Net cash used in financing activities	(764)	(8,064)

Effect of exchange rate differences on cash and cash equivalents	(927)	76

Decrease in cash and cash equivalents and short-term bank deposits	(7,508)	(6,812)
Cash and cash equivalents and short-term bank deposits at beginning of the period	139,372	93,562

Cash and cash equivalents and short-term bank deposits at end of the period	$131,864	$86,750

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(564)	(1,832)

Caesarstone Ltd. and its subsidiaries

	Three months ended Mar 31,
U.S. dollars in thousands	2020	2019
	(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$36,401	$31,269
Share-based compensation expense (a)	131	76
Non-recurring import related expense	-	1,110
Adjusted Gross profit (Non-GAAP)	$36,532	$32,455

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended Mar 31,
U.S. dollars in thousands	2020	2019
	(Unaudited)
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$2,678	$(405)
Finance expenses (income), net	(869)	322
Taxes on income	478	727
Depreciation and amortization	7,115	6,763
Legal settlements and loss contingencies, net (a)	2,838	1,576
Share-based compensation expense (b)	906	1,052
Non-recurring import related expense	-	1,110
Other non-recurring items (c)	-	489

Adjusted EBITDA (Non-GAAP)	$13,146	$11,634

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Three months ended March 31, 2019 reflects expenses related to North American region establishment.

Caesarstone Ltd. and its subsidiaries

	Three months ended Mar 31,
U.S. dollars in thousands (except per share data)	2020	2019
	(Unaudited)
Reconciliation of net income (loss) to adjusted net income:
Net income (loss)	$2,678	$(405)
Legal settlements and loss contingencies, net (a)	2,838	1,576
Share-based compensation expense (b)	906	1,052
Non cash revaluation of lease liabilities (c)	(1,471)	1,427
Non-recurring import related expense	-	1,110
Other non-recurring items (d)	-	489
Total adjustments	2,273	5,654
Less tax on non-tax adjustments (e)	344	2,004
Total adjustments after tax	1,929	3,650

Adjusted net income (Non-GAAP)	$4,607	$3,245
Adjusted diluted EPS (f)	$0.13	$0.09

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate differences deriving from revaluation of lease contracts in accordance with FASB ASC 842.
(d)	Three months ended March 31, 2019 reflects expenses related to North American region establishment.
(e)	Tax adjustments for the three months ended March 31, 2020 and 2019, based on the effective tax rates for these periods.
(f)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended Mar 31,
U.S. dollars in thousands	2020	2019
	(Unaudited)

USA	$60,055	$56,417
Canada	18,558	20,178
Latin America	506	596
Americas	79,119	77,191

Australia	22,354	25,214
Asia	2,831	4,596
APAC	25,185	29,810

EMEA	11,340	10,455

Israel	10,913	10,741

Total Revenues	$126,557	$128,197

Caesarstone Ltd. and its subsidiaries Geographic breakdown of revenues by region - Supplemental data

	Three months ended
U.S. dollars in thousands	31-Mar-20	31-Dec-19	30-Sep-19	30-Jun-19	31-Mar-19	31-Dec-18	30-Sep-18	30-Jun-18	31-Mar-18
	(Unaudited)

USA	$60,055	$64,659	$64,805	$64,590	$56,417	$60,200	$61,933	$60,358	$56,750
Canada	18,558	20,575	21,881	23,341	20,178	23,834	25,140	27,349	23,355
Latin America	506	735	1,434	1,351	596	1,212	1,635	1,738	812
Americas	79,119	85,969	88,120	89,282	77,191	85,246	88,708	89,445	80,917

Australia	22,354	26,000	28,642	28,294	25,214	33,484	33,968	34,731	28,903
Asia	2,831	3,932	3,675	3,311	4,596	4,929	4,189	4,221	4,377
APAC	25,185	29,932	32,317	31,605	29,810	38,413	38,157	38,952	33,280

EMEA	11,340	9,464	11,719	11,418	10,455	9,954	11,115	11,721	10,071

Israel	10,913	8,502	10,683	8,766	10,741	9,268	9,709	9,125	11,790

Total Revenues	$126,557	$133,867	$142,839	$141,071	$128,197	$142,881	$147,689	$149,243	$136,058

	Year-over-year % change
	31-Mar-20	31-Dec-19	30-Sep-19	30-Jun-19	31-Mar-19

USA	6.4%	7.4%	4.6%	7.0%	(0.6)%
Canada	(8.0)%	(13.7)%	(13.0)%	(14.7)%	(13.6)%
Latin America	(15.1)%	(39.4)%	(12.3)%	(22.3)%	(26.6)%
Americas	2.5%	0.8%	(0.7)%	(0.2)%	(4.6)%

Australia	(11.3)%	(22.3)%	(15.7)%	(18.5)%	(12.8)%
Asia	(38.4)%	(20.2)%	(12.3)%	(21.5)%	5.0%
APAC	(15.5)%	(22.1)%	(15.3)%	(18.9)%	(10.4)%

EMEA	8.5%	(4.9)%	5.4%	(2.6)%	3.8%

Israel	1.6%	(8.3)%	10.0%	(3.9)%	(8.9)%

Total Revenues	(1.3)%	(6.3)%	(3.3)%	(5.5)%	(5.8)%

	Year-over-year % change in constant currency (*)
	31-Mar-20	31-Dec-19	30-Sep-19	30-Jun-19	31-Mar-19

USA	6.4%	7.4%	4.6%	7.0%	(0.6)%
Canada	(7.1)%	(13.6)%	(12.1)%	(11.6)%	(9.2)%
Latin America	(15.2)%	(39.4)%	(12.3)%	(22.3)%	(26.5)%
Americas	2.7%	0.9%	(0.4)%	0.7%	(3.3)%

Australia	(3.3)%	(18.2)%	(10.0)%	(12.0)%	(3.8)%
Asia	(37.1)%	(14.7)%	(8.8)%	(18.6)%	10.3%
APAC	(8.5)%	(17.8)%	(9.9)%	(12.7)%	(1.9)%

EMEA	11.4%	(4.4)%	10.9%	2.8%	11.8%

Israel	(1.5)%	(14.0)%	7.8%	(3.5)%	(3.5)%

Total Revenues	0.5%	(5.5)%	(1.5)%	(2.9)%	(1.9)%

(*) Change in revenues at constant currency is calculated so that revenues can be viewed without the impact of fluctuations s in foreign currency exchange rates, thereby facilitating period-to-period comparisons of business performance. Change in revenues adjusted for currency are calculated by translating current period activity in local currency using the comparable prior-year period’s currency conversion rate. Exchange rates used, are the representative exchange rate published by the Bank of Israel for the relevant periods.